UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Extraordinary General Meeting

On August 15, 2025, Mega Matrix Inc. (the “Company”) announced the results of its Extraordinary General Meeting, which was held earlier that day in Singapore. At the Extraordinary General Meeting, shareholders:

(1)	approved a proposal, as an ordinary resolution, to increase the share capital to US$1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each, with the rights and privileges as set out in the proposed Third Amended and Restated Memorandum and Articles of Association of the Company with immediate effect (“Increase of Authorized Share Capital”);

(2)	approved a proposal, as a special resolution, that subject to (i) the Increase of Authorized Share Capital taking effect and (ii) the sole shareholder of the class B ordinary shares of the Company consenting to the variation of class rights of such class B ordinary shares in accordance with the Second Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution passed on May 30 2024, to adopt the proposed Third Amended and Restated Memorandum and Articles of Association of the Company; and

(3)	approved a proposal, as an ordinary resolution, to adopt the Mega Matrix Inc. 2025 Equity Incentive Plan.

Third Amended and Restated Memorandum and Articles of Association

The Third Amended and Restated Memorandum and Articles of Association of the Company became effective on August 15, 2025, following the shareholders’ approval by special resolution at the Extraordinary General Meeting. A copy of the Third Amended and Restated Memorandum and Articles of Association of the Company is filed herewith as Exhibit 3.1 and is incorporated herein by reference.

As a result of this Extraordinary General Meeting, an updated description of securities reflecting updated the rights and privileges as set out in the Third Amended and Restated Memorandum and Articles of Association of the Company is attached hereto as Exhibit 4.(vi).

Incorporation by Reference

This report, Exhibit 3.1, and Exhibit 4(vi) to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-277227) and on Form F-3 (File No. 333-283739), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit	Exhibit Description
3.1	Third Amended and Restated Memorandum and Articles of Association, effective August 15, 2025
4.(vi)	Description of Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
	Name:	Yucheng Hu
	Title:	Chief Executive Officer
Dated: August 15, 2025

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